FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Credit risk

	Page	App1	Tables	Page

Credit risk management .................................		266

Summary of credit risk in 2013 ................	152		Maximum exposure to credit risk .................................	152
			Loans and advances excluding held for sale: total exposure, impairment allowances and charges ........	152
			Personal lending .........................................................	153
			Wholesale lending ........................................................	154
			Credit quality of gross loans and advances ..................	155
Impairment of loans and advances .................	155		Loan impairment charges by geographical region ......	155
			Loan impairment charges by industry ..........................	155
Assets held for sale ........................................	156		Loans and advances to customers and banks measured at amortised cost ......................................................	156
			Loan impairment charges and other credit risk provisions ................................................................	157

Credit exposure ..........................................	157
Maximum exposure to credit risk ...................	157		Counterparty analysis of notional contract amounts of derivatives by product type .......................................	158
			Maximum exposure to credit risk .................................	159
			Loan and other credit-related commitments ................	160

Personal lending ........................................	160		Total personal lending .................................................	160
Mortgage lending ...........................................	161		Mortgage lending products ..........................................	162
Mortgage lending in the US ............................	162		HSBC Finance US CML - residential mortgages .........	163
			Trends in two months and over contractual delinquency in the US ..................................................................	163
			HSBC Finance: foreclosed properties in the US ...........	164
Credit quality of personal lending in the US ...	164
Non-US mortgage lending ..............................	164
Other personal lending ...................................	165

Wholesale lending .....................................	165		Total wholesale lending ...............................................	166
Financial (non-bank) .....................................	167
Loans and advances to banks .........................	167
Corporate and commercial .............................	168

Credit quality of financial instruments ..	169	267	Credit quality classification ..........................................	267
2013 compared with 2012 .............................	169		Distribution of financial instruments by credit quality ..	170
Past due but not impaired gross financial instruments ................................................	172		Past due but not impaired loans and advances to customers and banks by geographical region ..........	172
			Ageing analysis of days for past due but not impaired gross financial instruments .......................................	173
Renegotiated loans and forbearance ...............	173	268	Renegotiated loans and advances to customers ...........	174
			Renegotiated loans and advances to customers by geographical region ................................................	174
			Movement in renegotiated loans by geographical region .................................................................................	175
HSBC Finance loan modifications and re-age programmes ...............................................	176		Gross loan portfolio of HSBC Finance real estate secured balances ......................................................	178
			Movement in HSBC Finance renegotiated real estate balances ..................................................................	178
...			Number of renegotiated real estate secured accounts remaining in HSBC Finance's portfolio ...................	178
Corporate and commercial renegotiated loans	178

Collateral ....................................................	178
Collateral and other credit enhancements held	178		Residential mortgage loans including loan commitments by level of collateral .................................................	179
			Commercial real estate loans and advances including loan commitments by level of collateral ...................	181
			Other corporate, commercial and financial (non-bank) loans and advances including loan commitments by collateral rated CRR/EL8 to 10 only ........................	182
			Loans and advances to banks including loan commitments by level of collateral .................................................	184
Collateral and other credit enhancements obtained .....................................................	185		Carrying amount of assets obtained .............................	185

	Page	App1	Tables	Page

Impaired loans ............................................	185		Movement in impaired loans by geographical region ..	186
Impairment of loans and advances .................	187		Impairment allowances on loans and advances to customers by geographical region ...........................	188
			Net loan impairment charge to the income statement by geographical region ................................................	189
2013 compared with 2012 .............................	189
Further analysis of impairment ......................	191		Movement in impairment allowances by industry sector and geographical region .........................................	192
			Movement in impairment allowances over 5 years .......	193
			Movement in impairment allowances on loans and advances to customers and banks ............................	194
			Individually and collectively assessed impairment charge to the income statement by industry sector ...............	194
			Net loan impairment charge to the income statement ..	195
			Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region ................................................	195
			Charge for impairment losses as a percentage of average gross loans and advances to customers ....................	195
			Reconciliation of reported and constant currency changes by geographical region ............................................	196
			Reconciliation of reported and constant currency impairment charge to the income statement .............	196
Refinance risk.................................................		272
Impairment assessment ..................................		272

Concentration of exposure .......................	197	273
Financial investments ....................................	197
Trading assets.................................................	197		Trading assets ..............................................................	197
Derivatives ....................................................	197
Loans and advances .......................................	197		Gross loans and advances by industry sector................	198
			Gross loans and advances to customers by industry sector and by geographical region ...........................	199
			Loans and advances to banks by geographical region .	200
			Gross loans and advances to customers by country ......	201

HSBC Holdings ..........................................	203		HSBC Holdings - maximum exposure to credit risk .....	203

Securitisation exposures and other structured products ................................	203	274
Exposure in 2013 ..........................................	204		Overall exposure of HSBC ...........................................	204
			Movement in the available-for-sale reserve ..................	205
Securities investment conduits .......................	205		Available-for-sale reserve and economic first loss protection in SICs, excluding Solitaire .....................	205
Impairment methodologies ............................	205		Impairment charges/(write-backs) ...............................	205
			Carrying amount of HSBC's consolidated holdings of ABSs, and direct lending held at fair value through profit or loss .............................................................	206
Transactions with monoline insurers ..............	208		HSBC's exposure to derivative transactions entered into directly with monoline insurers .................................	208

Leveraged finance transactions ................	209		HSBC's exposure to leveraged finance transactions .....	209

Representations and warranties related to mortgage sales and securitisation activities ..................................................	209

Eurozone exposures ...................................	210
Exposures to countries in the eurozone ..........	210		Summary of exposures to peripheral eurozone countries	210
Redenomination risk ......................................	211		In country funding exposure.........................................	212

1. Appendix to Risk - risk policies and practices.

Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from other products such as guarantees and credit derivatives and from holding assets in the form of debt securities.

There were no material changes to our policies and practices for the management of credit risk in 2013.

A summary of our current policies and practices regarding credit risk is provided in the Appendix to Risk on page 266.

Summary of credit risk in 2013
(Unaudited)

Maximum exposure to credit risk

	At 31 December
	2013	2012
	US$m	US$m

Trading assets ...........................	239,301	367,177
- other trading assets ............	229,181	248,496
- reverse repos .....................	10,120	118,681
Financial assets designated at fair value ..............................	12,719	12,714
Derivatives ...............................	282,265	357,450
Loans and advances to banks ....	211,521	152,546
- loans and other receivables	120,046	117,085
- reverse repos .....................	91,475	35,461

Loans and advances to customers	1,080,304	997,623
- loans and other receivables	992,089	962,972
- reverse repos .....................	88,215	34,651

Financial investments ...............	416,785	415,312
Assets held for sale ...................	3,306	9,292
Other assets ..............................	231,858	203,561
Off-balance sheet exposures .....	633,903	624,462
- financial guarantees and similar contracts ...............	46,300	44,993
- loan and other credit-related commitments ...................	587,603	579,469

	3,111,962	3,140,137

Total exposure to credit risk remained broadly unchanged in 2013 with loans and advances remaining the largest element. While the total exposure to credit risk remained broadly stable, there was an increase in the amount of reverse repos classified as 'Loans and advances to banks' and 'Loans and advances to customers', with a corresponding reduction in the amount classified as 'Trading assets'. This followed a change in the way GB&M manages reverse repo activities during the year, as set out on page 220.

For a detailed analysis of our maximum exposure to credit risk, see page 157.

In 2013, we successfully weathered the imposition of capital controls in Cyprus and we continued to monitor events in the eurozone. We also continued to monitor our portfolio in Egypt as the constitutional crisis unfolded.

More details of the specific political and macroeconomic risks associated with these countries, and our management response, are provided on page 148.

Loans and advances excluding held for sale: total exposure, impairment allowances and charges
(Unaudited)

	2013	2012
	US$bn	US$bn
At 31 December
Total gross loans and advances (A) .........................................	1,307.0	1,166.3

Impairment allowances (a) .........	15.2	16.2

(a) as a percentage of A .............	1.16%	1.39%

Loans and advances net of impairment allowances.............	1,291.8	1,150.2

Year ended 31 December
Impairment charges ...................	6.0	8.2

After excluding reverse repo balances, (a) as a percentage of A was 1.35% at 31 December 2013 (2012: 1.47%).

Impairment allowances as a percentage of gross loans and advances decreased to 1.16% in 2013 from 1.39% in 2012. This reduction was mainly in North America due to the run-off and loan sales in our CML portfolio.

For further details on our loan impairment allowances, see page 188.

Personal lending
(Unaudited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2013
First lien residential mortgages
Gross amount (A) .................	140,474	53,762	38,285	2,451	60,955	3,948	299,875
Impairment allowances .........	439	-	57	124	2,886	32	3,538
- as a percentage of A ..........	0.3%	-	0.1%	5.1%	4.7%	0.8%	1.2%

Other personal lending1
Gross amount (B) .................	51,633	19,794	12,688	4,033	11,735	10,970	110,853
Impairment allowances .........	959	78	144	169	532	1,182	3,064
- as a percentage of B ..........	1.9%	0.4%	1.1%	4.2%	4.5%	10.8%	2.8%

Total personal lending
Gross amount (C) .................	192,107	73,556	50,973	6,484	72,690	14,918	410,728
Impairment allowances .........	1,398	78	201	293	3,418	1,214	6,602
- as a percentage of C ..........	0.7%	0.1%	0.4%	4.5%	4.7%	8.1%	1.6%

2012
First lien residential mortgages
Gross amount (D) .................	135,172	52,296	36,906	2,144	70,133	5,211	301,862
Impairment allowances .........	489	4	66	136	4,163	47	4,905
- as a percentage of D ..........	0.4%	0.0%	0.2%	6.3%	5.9%	0.9%	1.6%

Other personal lending1
Gross amount (E) .................	51,102	18,045	12,399	4,088	14,221	13,376	113,231
Impairment allowances .........	977	57	143	189	684	1,257	3,307
- as a percentage of E ..........	1.9%	0.3%	1.2%	4.6%	4.8%	9.4%	2.9%

Total personal lending
Gross amount (F) ..................	186,274	70,341	49,305	6,232	84,354	18,587	415,093
Impairment allowances .........	1,466	61	209	325	4,847	1,304	8,212
- as a percentage of F ...........	0.8%	0.1%	0.4%	5.2%	5.7%	7.0%	2.0%

For footnote, see page 263.

The following commentary is on a constant currency basis.

Total personal lending of US$411bn at 31 December 2013 was broadly in line with 2012. Balances decreased in North America from the continued run-off and loan sales in our CML portfolio, including the disposal of our non-real estate loan portfolio and several tranches of real estate loan balances. In addition, in Latin America, we disposed of our operations in Panama. These reductions were broadly offset by increases in residential mortgage balances in Rest of Asia-Pacific, the UK and Hong Kong.

Impairment allowances declined by 18% to US$7bn at 31 December 2013 from US$8bn at the end of 2012, primarily in North America reflecting the continued run-off and loan sales in our CML portfolio and an improvement in the housing market. In Hong Kong and Rest of Asia-Pacific, impairment allowances remained at low levels throughout 2013. Impairment allowances as a percentage of total personal lending reduced to 1.6% from 2.0% in 2012. This was driven by North America for the reasons noted above. In Europe, they declined as a percentage of gross personal lending balances to 0.7% compared with 0.8% in 2012.

During the year we reviewed the impairment allowance methodology used for retail banking across the Group (see page 72).

For a more detailed analysis of our personal lending, see page 160.

Wholesale lending
(Unaudited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2013
Corporate and commercial
Gross amount (A) .................	242,107	114,832	89,066	19,760	50,585	30,188	546,538
Impairment allowances ........	3,821	361	557	1,212	769	1,339	8,059
- as a percentage of A ..........	1.58%	0.31%	0.63%	6.13%	1.52%	4.44%	1.47%

Financial2
Gross amount (B) .................	149,454	42,760	59,159	8,975	72,755	16,657	349,760
Impairment allowances ........	379	10	7	78	55	11	540
- as a percentage of B ..........	0.25%	0.02%	0.01%	0.87%	0.08%	0.07%	0.15%

2012
Corporate and commercial
Gross amount (C) .................	226,755	99,199	85,305	22,452	48,083	35,590	517,384
Impairment allowances ........	3,537	383	526	1,312	732	856	7,346
- as a percentage of C ..........	1.56%	0.39%	0.62%	5.84%	1.52%	2.41%	1.42%

Financial2
Gross amount (D) .................	101,052	28,046	48,847	10,394	27,400	18,122	233,861
Impairment allowances ........	358	29	11	174	37	2	611
- as a percentage of D ..........	0.35%	0.10%	0.02%	1.67%	0.14%	0.01%	0.26%

For footnote, see page 263.

Total wholesale lending increased to US$896bn at 31 December 2013 from US$747bn at the end of 2012 due to increased reverse repo loans to banks and customers resulting from the change in the way GB&M manages these activities (see page 220). Total reverse repos to customers increased by US$53bn and to banks by US$56bn.

Excluding reverse repos, total balances rose due to higher international trade and services lending, mainly in Hong Kong and, to a lesser extent, in Rest of Asia-Pacific as we capitalised on trade and capital flows. Commercial real estate and other property related balances increased, mainly in Hong Kong as a result of demand for financing in the property investment and development sectors. Other commercial balances increased, notably in GB&M in the UK, on corporate overdraft balances which did not meet the netting criteria. In addition, loans and advances to banks rose as a result of increased trade re-finance and central bank lending in Hong Kong.

This was partly offset by a decline in Latin America following the disposal of our operations in Panama.

Impairment allowances increased to US$9bn at 31 December 2013 from US$8bn at the end of 2012. In Latin America, they rose as a proportion of gross corporate and commercial lending to 4.44% (2012: 2.33%). This was principally in Mexico from higher individually assessed impairments in CMB relating to homebuilders resulting from a change in public housing policy. In Brazil, there were increases in CMB due to model changes and assumption revisions on restructured loan account portfolios, which were partly offset by an improvement in the quality of the portfolio. In addition there were higher specific impairments across a number of corporate exposures. In the Middle East and North Africa, impairment allowances as a proportion of gross financial lending fell from 1.70% to 0.87%, mainly due to a release on an individually assessed impairment in 2013.

For a more detailed analysis of our wholesale lending, see page 165.

Credit quality of gross loans and advances
(Unaudited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2013
Neither past due nor impaired ...........................	568,040	229,202	195,299	32,194	174,455	55,862	1,255,052
- of which renegotiated ................................	2,534	248	172	1,021	4,882	543	9,400

Past due but not impaired .................................	2,399	1,499	2,723	757	6,453	1,640	15,471
- of which renegotiated ................................	748	9	31	146	3,002	11	3,947

Impaired ...........................................................	13,228	445	1,178	2,285	15,123	4,244	36,503
- of which renegotiated ................................	6,474	86	221	927	10,905	2,215	20,828

2012
Neither past due nor impaired ...........................	500,599	200,110	179,337	35,628	127,457	65,520	1,108,651
- of which renegotiated ................................	3,871	275	199	1,300	6,061	1,109	12,815

Past due but not impaired .................................	2,339	1,311	2,974	975	7,721	3,591	18,911
- of which renegotiated ................................	371	8	35	168	3,104	133	3,819

Impaired ...........................................................	11,145	477	1,147	2,474	20,345	3,188	38,776
- of which renegotiated ................................	5,732	109	318	921	16,997	1,516	25,593

On a reported basis at 31 December 2013, US$1,255bn of gross loans and advances were classified as neither past due nor impaired, an increase of 13% on the end of 2012, mainly in Europe and North America, resulting from higher reverse repo balances due to the change in the way GB&M manages these activities (see page 220).

At 31 December 2013, US$15bn of gross loans and advances were classified as past due but not impaired compared with US$19bn at the end of 2012, a reduction of 18%. The largest concentration of these balances was in HSBC Finance. The decrease was mainly in Latin America where we repositioned our portfolio in Brazil and disposed of our operations in Panama, and in North America, due to the continued run-off and loan sales in the CML portfolio.

Gross loans and advances classified as impaired decreased by 6% to US$37bn, mainly in North America due to the continued run-off and loan sales in the CML portfolio.

Renegotiated loans totalled US$34bn at 31 December 2013 compared with US$42bn at the end of 2012. The reduction was primarily due to the continued run-off and loan sales in the CML portfolio. North America accounted for the largest volume of renegotiated loans, at US$19bn or 55% of the total at 31 December 2013 (2012: US$26bn or 62%), most of which were first lien residential mortgages held by HSBC Finance. US$11bn of the renegotiated loans in North America were impaired at 31 December 2013 (2012: US$17bn).

For a more detailed analysis of the credit quality of financial instruments, see page 169.

Impairment of loans and advances
(Unaudited)

Loan impairment charges by geographical region

Loan impairment charges by industry

Loan impairment charges in 2013 decreased to US$6.0bn from US$8.2bn in 2012 on a reported basis. On a constant currency basis they were 24% lower. The reduction was primarily in RBWM in North America, due to improvements in housing market conditions and lower delinquency levels, along with the continued run-off and loan disposals in the CML portfolio and the sale of the CRS business in 2012. This decline was partly offset by increases in Latin America, principally in Mexico, where there were higher specific impairments in CMB which primarily related to homebuilders due to a change in public housing policy, and collective impairment provisions in RBWM. In Brazil, loan impairment charges increased, reflecting impairment model changes and assumption revisions for restructured loan account portfolios in RBWM and CMB and higher specific impairments across a number of corporate exposures. This rise was partly offset by improvements in the quality of the portfolio in Brazil as the modification of credit strategies in previous years helped to mitigate rising delinquency rates.

For a more detailed analysis of the impairment of loans and advances, see page 187.

Assets held for sale

During 2013, the growth in gross loans and advances was affected by a reclassification of certain lending balances to 'Assets held for sale'. Disclosures relating to assets held for sale are provided in the following credit risk management tables, primarily where the disclosure is relevant to the measurement of these financial assets:

• 'Maximum exposure to credit risk' (page 159);

• 'Distribution of financial instruments by credit quality' (page 170); and

• 'Ageing analysis of days past due but not impaired gross financial instruments' (page 173).

Although gross loans and advances held for sale and related impairment allowances are reclassified from 'Loans and advances to customers' and 'Loans and advances to banks' in the balance sheet, there is no equivalent income statement reclassification. As a result, charges for loan impairment losses shown in the credit risk disclosures include loan impairment charges relating to financial assets classified as 'Assets held for sale'.

Loans and advances to customers and banks measured at amortised cost
(Audited)

	At 31 December 2013		At 31 December 2012
	Gross loans and advances	Impairment allowances on loans and advances	Gross loans and advances	Impairment allowances on loans and advances
	US$m	US$m	US$m	US$m

Reported in 'Loans and advances to customers and banks' .	1,307,026	15,201	1,166,338	16,169
Reported in 'Assets held for sale' .......................................	1,970	111	7,350	718

	1,308,996	15,312	1,173,688	16,887

The lending balances in 'Assets held for sale' at the end of 2013 included balances associated with the disposal of our operations in Colombia, Uruguay and Jordan, net of impairment allowances.

We continue to measure lending balances held for sale at amortised cost less allowances for impairment; such carrying amounts may differ from fair value. Any difference between the carrying amount and the sales price, which is the fair value at the time of sale, would be recognised as a gain or a loss.

The table below analyses the amount of loan impairment charges and other credit risk provisions ('LIC's) arising from assets held for sale.

Loan impairment charges and other credit risk provisions
(Unaudited)

2013
US$m
LICs arising from:
- disposals and assets held for sale .....	197
- assets not held for sale ....................	5,652

5,849

See Note 16 on the Financial Statements for the carrying amount and the fair value at 31 December 2013 of loans and advances to banks and customers classified as held for sale.

Credit exposure

Maximum exposure to credit risk
(Audited)

The table on page 159 provides information on balance sheet items, offsets and loan and other credit-related commitments. Commentary on balance sheet movements is provided on page 66.

'Maximum exposure to credit risk' table (page 159)

The table presents our maximum exposure to credit risk from balance sheet and off-balance sheet financial instruments before taking account of any collateral held or other credit enhancements (unless such enhancements meet accounting offsetting requirements). For financial assets recognised on the balance sheet, the maximum exposure to credit risk equals their carrying amount; for financial guarantees and similar contracts granted, it is the maximum amount that we would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments that are irrevocable over the life of the respective facilities, it is generally the full amount of the committed facilities.

Loans and advances

For details of our maximum exposure to loans and advances, see Personal lending on page 160 (unaudited); Wholesale lending on page 165 (unaudited); Credit quality of financial instruments on page 169; and Concentration of exposure on page 197 (unaudited).

The loans and advances offset in the table on page 159 relates to customer loans and deposits and balances where there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes.

Derivatives

Our maximum exposure to derivatives decreased, primarily reflecting a reduction in the fair value of interest rate derivative contracts in Europe due to upward movements in yield curves in major currencies. Over half of all trades were exchange traded or otherwise settled centrally, the majority of these being interest rate derivatives.

The derivatives offset amount in the table on page 159 relates to exposures where the counterparty has an offsetting derivative exposure with HSBC, a master netting arrangement is in place and the credit risk exposure is managed on a net basis, or the position is specifically collateralised, normally in the form of cash.

At 31 December 2013, the total amount of such offsets was US$252bn (2012: US$311bn), of which US$209bn (2012: US$270bn) were offsets under a master netting arrangement, US$36bn (2012: US$39bn) was collateral received in cash and US$7bn (2012: US$1.8bn) was other collateral. The decline in the total offset reflects the reduction in the fair value of derivative contracts in the year resulting from an upward shift in major yield curves. These amounts do not qualify for offset for accounting purposes as either there is no legally enforceable right to offset or it is not intended for settlement to be on a net basis.

Loan and other credit-related commitments

Loan and other credit-related commitments largely consist of corporate and commercial off-balance sheet commitments including term and trade-related lending balances and overdrafts, and retail off-balance sheet commitments including overdrafts, residential mortgages, personal loans and credit card balances. They remained well diversified across geographical regions.

At 31 December 2013, loan and other credit-related commitments rose to US$588bn (2012: US$579bn), driven by increased undrawn corporate facilities in Europe, mainly in France, the UK and Germany, and in North America reflecting our focus on growing in target commercial segments in the US. These increases were partly offset by a decline in Latin America following the disposal of our operations in Panama.

For details of our loans and other credit-related commitments, see page 160 (unaudited).

Other credit risk mitigants

While not disclosed as an offset in the 'Maximum exposure to credit risk' table, other arrangements are in place which reduce our maximum exposure to credit risk. These include short positions in securities and financial assets held as part of linked insurance/ investment contracts where the risk is predominantly borne by the policyholder. In addition, we hold collateral in the form of financial instruments that are not recognised on the balance sheet.

See page 178 and Note 34 on the Financial Statements for further details on collateral in respect of certain loans and advances.

Counterparty analysis of notional contract amounts of derivatives by product type
(Unaudited)

		Traded over the counter
	Traded on recognised exchanges	Settled by central counterparties	Not settled by central counterparties	Total
	US$m	US$m	US$m	US$m
At 31 December 2013
HSBC
Foreign exchange ...............................................................	41,384	16,869	5,232,750	5,291,003
Interest rate .......................................................................	857,562	18,753,836	7,736,520	27,347,918
Equity ................................................................................	274,880	−	315,023	589,903
Credit ................................................................................	−	104,532	573,724	678,256
Commodity and other ........................................................	6,531	−	71,311	77,842

	1,180,357	18,875,237	13,929,328	33,984,922

At 31 December 2012
HSBC
Foreign exchange ...............................................................	27,869	11,156	4,413,532	4,452,557
Interest rate .......................................................................	837,604	12,316,673	8,459,665	21,613,942
Equity ................................................................................	225,452	−	270,216	495,668
Credit ................................................................................	−	73,281	828,226	901,507
Commodity and other ........................................................	19,006	−	61,213	80,219

	1,109,931	12,401,110	14,032,852	27,543,893

The purposes for which HSBC uses derivatives are described in Note 18 on the Financial Statements.

Maximum exposure to credit risk
(Audited)

	At 31 December 2013			At 31 December 2012
	Maximum exposure	Offset	Net	Maximum exposure	Offset	Net
	US$m	US$m	US$m	US$m	US$m	US$m

Cash and balances at central banks ...............	166,599	-	166,599	141,532	-	141,532
Items in the course of collection from other banks .......................................................	6,021	-	6,021	7,303	-	7,303
Hong Kong Government certificates of indebtedness .............................................	25,220	-	25,220	22,743	-	22,743

Trading assets ..............................................	239,301	(1,777)	237,524	367,177	(19,700)	347,477
Treasury and other eligible bills ................	21,584	-	21,584	26,282	-	26,282
Debt securities .........................................	141,644	-	141,644	144,677	-	144,677
Loans and advances to banks ...................	27,885	-	27,885	78,271	-	78,271
Loans and advances to customers .............	48,188	(1,777)	46,411	117,947	(19,700)	98,247

Financial assets designated at fair value ........	12,719	-	12,719	12,714	-	12,714
Treasury and other eligible bills ................	50	-	50	54	-	54
Debt securities .........................................	12,589	-	12,589	12,551	-	12,551
Loans and advances to banks ...................	76	-	76	55	-	55
Loans and advances to customers .............	4	-	4	54	-	54

Derivatives ..................................................	282,265	(252,344)	29,921	357,450	(310,859)	46,591

Loans and advances to customers held at amortised cost3 ........................................	1,080,304	(116,677)	963,627	997,623	(91,846)	905,777
- personal ................................................	404,126	(1,348)	402,778	406,881	(1,604)	405,277
- corporate and commercial ....................	538,479	(90,215)	448,264	510,038	(78,650)	431,388
- financial (non-bank financial institutions) .................................................................	137,699	(25,114)	112,585	80,704	(11,592)	69,112

Loans and advances to banks held at amortised cost3 ........................................................	211,521	(2,903)	208,618	152,546	(3,732)	148,814

Financial investments ..................................	416,785	-	416,785	415,312	-	415,312
Treasury and other similar bills ................	78,111	-	78,111	87,550	-	87,550
Debt securities .........................................	338,674	-	338,674	327,762	-	327,762

Assets held for sale ......................................	3,306	(22)	3,284	9,292	(164)	9,128
- disposal groups ......................................	2,647	(22)	2,625	5,359	(164)	5,195
- non-current assets held for sale .............	659	-	659	3,933	-	3,933

Other assets .................................................	34,018	-	34,018	31,983	-	31,983
Endorsements and acceptances ................	11,624	-	11,624	12,032	-	12,032
Other .......................................................	22,394	-	22,394	19,951	-	19,951

Financial guarantees and similar contracts ...	46,300	-	46,300	44,993	-	44,993
Loan and other credit-related commitments4	587,603	-	587,603	579,469	-	579,469

	3,111,962	(373,723)	2,738,239	3,140,137	(426,301)	2,713,836

For footnotes, see page 263.

Loan and other credit-related commitments
(Unaudited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Personal .........................................	92,148	50,306	24,139	2,940	15,647	9,774	194,954
Corporate and commercial ..............	91,895	50,128	69,956	19,045	92,837	21,956	345,817
Financial .........................................	18,930	4,517	3,960	705	17,478	1,242	46,832

	202,973	104,951	98,055	22,690	125,962	32,972	587,603

At 31 December 2012
Personal .........................................	80,596	47,617	26,133	5,271	17,424	14,142	191,183
Corporate and commercial ..............	91,957	58,082	64,618	17,197	87,631	22,770	342,255
Financial .........................................	15,080	2,958	6,919	453	18,099	2,522	46,031

	187,633	108,657	97,670	22,921	123,154	39,434	579,469

Personal lending
(Unaudited)

We provide a broad range of secured and unsecured personal lending products to meet customer needs. Given the diversity of the markets in which we operate, the range is not standard across all countries but is tailored to meet the demands of individual markets.

Personal lending includes advances to customers for asset purchases such as residential property, where the loans are typically secured by the assets being acquired. We also offer loans secured on existing assets, such as first and second liens on residential property and unsecured lending products such as overdrafts, credit cards and payroll loans.

Total personal lending
(Unaudited)

	UK	Rest of Europe	Hong Kong	US5	Rest of North America	Other regions6	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
First lien residential mortgages (A) .	132,174	8,300	53,762	42,317	18,638	44,684	299,875
Other personal lending (B) ..............	22,913	28,720	19,794	6,257	5,478	27,691	110,853
- motor vehicle finance ..............	-	11	-	-	20	2,662	2,693
- credit cards ...............................	11,480	3,016	6,428	734	411	8,287	30,356
- second lien residential mortgages	-	-	-	5,010	251	93	5,354
- other ........................................	11,433	25,693	13,366	513	4,796	16,649	72,450

Total personal lending (C) ..............	155,087	37,020	73,556	48,574	24,116	72,375	410,728

Impairment allowances on personal lending
First lien residential mortgages (a)	368	71	-	2,834	52	213	3,538
Other personal lending (b) ...........	450	509	78	470	62	1,495	3,064
- motor vehicle finance ..............	-	3	-	-	-	90	93
- credit cards ...............................	132	271	40	39	8	365	855
- second lien residential mortgages	-	-	-	421	5	-	426
- other ........................................	318	235	38	10	49	1,040	1,690

Total (c)......................................	818	580	78	3,304	114	1,708	6,602

(a) as a percentage of A ...................	0.3%	0.9%	-	6.7%	0.3%	0.5%	1.2%
(b) as a percentage of B ..................	2.0%	1.8%	0.4%	7.5%	1.1%	5.4%	2.8%
(c) as a percentage of C ..................	0.5%	1.6%	0.1%	6.8%	0.5%	2.4%	1.6%

	UK	Rest of Europe	Hong Kong	US5	Rest of North America	Other regions6	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2012
First lien residential mortgages (E) ..	127,024	8,148	52,296	49,417	20,716	44,261	301,862
Other personal lending (F) ..............	23,446	27,656	18,045	7,382	6,839	29,863	113,231
- motor vehicle finance ..............	-	24	-	-	20	3,871	3,915
- credit cards ...............................	11,369	3,060	5,930	821	735	8,881	30,796
- second lien residential mortgages	508	-	-	5,959	363	131	6,961
- other ........................................	11,569	24,572	12,115	602	5,721	16,980	71,559

Total personal lending (G) ..............	150,470	35,804	70,341	56,799	27,555	74,124	415,093

Impairment allowances on personal lending
First lien residential mortgages (e)	425	64	4	4,133	30	249	4,905
Other personal lending (f) ...........	576	401	57	590	94	1,589	3,307
- motor vehicle finance ..............	-	4	-	-	1	144	149
- credit cards ...............................	150	184	28	40	14	385	801
- second lien residential mortgages	44	-	-	542	6	-	592
- other ........................................	382	213	29	8	73	1,060	1,765

Total (g) .....................................	1,001	465	61	4,723	124	1,838	8,212

(e) as a percentage of E ..................	0.3%	0.8%	-	8.4%	0.1%	0.6%	1.6%
(f) as a percentage of F ...................	2.5%	1.4%	0.3%	8.0%	1.4%	5.3%	2.9%
(g) as a percentage of G ..................	0.7%	1.3%	0.1%	8.3%	0.5%	2.5%	2.0%

For footnotes, see page 263.

Total personal lending was US$411bn at 31 December 2013, down from US$415bn at the end of 2012 (US$412bn on a constant currency basis). The decrease on a constant currency basis reflected the continued run-off and loan sales in the CML portfolio in the US and the disposal of our operations in Panama. This was mostly offset by an increase in mortgage lending in Rest of Asia-Pacific, the UK and Hong Kong.

For further analysis of the impairment of loans and allowances, see page 187.

Mortgage lending
(Unaudited)

We offer a wide range of mortgage products designed to meet customer needs, including capital repayment, interest-only, affordability and offset mortgages.

Group credit policy prescribes the range of acceptable residential property loan-to-value ('LTV') thresholds with the maximum upper limit for new loans set between 75% and 95%. Specific

LTV thresholds and debt-to-income ratios are managed at regional and country levels and, although the parameters must comply with Group policy, strategy and risk appetite, they differ in the various locations in which we operate to reflect the local economic and housing market conditions, regulations, portfolio performance, pricing and other product features.

The commentary that follows is on a constant currency basis.

At 31 December 2013, total mortgage lending was US$305bn, a reduction of US$3bn on 2012. Balances declined in North America due to the continued run-off and loan sales in the CML portfolio, and in Latin America following the disposal of our operations in Panama. This was largely offset by increases in Rest of Asia-Pacific and Hong Kong which reflected our focus on secured lending, although the rate of growth in the latter began to slow as transaction volumes in the property market declined in 2013. Balances also grew in the UK due to our competitive offering.

Mortgage lending products
(Unaudited)

	UK	Rest of Europe	Hong Kong	US5	Rest of North America	Other regions6	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
First lien residential mortgages ........	132,174	8,300	53,762	42,317	18,638	44,684	299,875
Second lien residential mortgages ....	-	-	-	5,010	251	93	5,354

Total mortgage lending (A) ............	132,174	8,300	53,762	47,327	18,889	44,777	305,229

Second lien as a percentage of A .....	-	-	-	10.6%	1.3%	0.2%	1.8%

Impairment allowances on mortgage lending ........................................	368	71	-	3,255	57	213	3,964
First lien residential mortgages ....	368	71	-	2,834	52	213	3,538
Second lien residential mortgages	-	-	-	421	5	-	426

Interest-only (including offset) mortgages ...................................	48,907	553	6	-	352	1,109	50,927
Affordability mortgages, including adjustable-rate mortgages ............	2	506	12	16,274	-	5,581	22,375
Other ..............................................	95	-	-	-	-	159	254

Total interest-only, affordability mortgages and other (a) ..............	49,004	1,059	18	16,274	352	6,849	73,556

- (a) as a percentage of A ...........	37.1%	12.8%	-	34.4%	1.9%	15.3%	24.1%

At 31 December 2012
First lien residential mortgages ........	127,024	8,148	52,296	49,417	20,716	44,261	301,862
Second lien residential mortgages ....	508	-	-	5,959	363	131	6,961

Total mortgage lending (B) .............	127,532	8,148	52,296	55,376	21,079	44,392	308,823

Second lien as a percentage of B .....	0.4%	-	-	10.8%	1.7%	0.3%	2.3%

Impairment allowances on mortgage lending ........................................	469	64	4	4,675	36	249	5,497
First lien residential mortgages ....	425	64	4	4,133	30	249	4,905
Second lien residential mortgages	44	-	-	542	6	-	592

Interest-only (including offset) mortgages ...................................	49,650	372	30	-	531	1,146	51,729
Affordability mortgages, including adjustable-rate mortgages ............	6	532	19	18,456	-	5,135	24,148
Other ..............................................	99	-	-	-	-	204	303

Total interest-only, affordability mortgages and other (b) ..............	49,755	904	49	18,456	531	6,485	76,180

- (b) as a percentage of B ............	39.0%	11.1%	0.1%	33.3%	2.5%	14.6%	24.7%

For footnotes, see page 263.

Mortgage lending in the US
(Unaudited)

In the US, total mortgage lending balances were US$47bn at 31 December 2013, a decrease of 15% compared with the end of 2012. Overall, US mortgage lending comprised 12% of our total personal lending and 16% of our total mortgage lending.

Mortgage lending balances at 31 December 2013 in HSBC Finance were US$30bn, a decrease of 22% compared with the end of 2012 due to the continued run-off and loan sales in the CML portfolio. In HSBC Bank USA, mortgage lending balances were US$18bn at 31 December 2013, broadly in line with 2012.

HSBC Finance

The CML portfolio continued to be affected by economic conditions in the US, where the housing market improved but unemployment remained high despite levels declining during 2013. In addition, liquidation rates continued to be affected by declines in loan prepayment rates as fewer refinancing opportunities for our customers existed.

HSBC Finance US Consumer and Mortgage Lending7 - residential mortgages
(Unaudited)

	At 31 December
	2013	2012
	US$m	US$m
Residential mortgages
First lien .................................	27,305	35,092
Second lien ..............................	3,014	3,651

Total (A) ................................	30,319	38,743

Impairment allowances ...........	3,028	4,480
- as a percentage of A .........	10.0%	11.6%

For footnote, see page 263.

For first lien residential mortgages in our CML portfolio, two months and over delinquent balances were US$4.6bn at 31 December 2013 compared with US$7.6bn at 31 December 2012. The decline in delinquent balances mainly reflected the continued portfolio run-off and loan sales as well as the improved conditions in the housing market.

Second lien residential mortgage balances in our CML portfolio two months and over delinquent declined by 21% to US$276m at 31 December 2013, as a result of the continued run-off and loan sales in the CML portfolio.

HSBC Bank USA

In HSBC Bank USA we continued to sell a portion of new originations to the secondary market as a means of managing our interest rate risk and improving structural liquidity and focused on our strategy to grow the HSBC Premier customer base. First lien residential mortgage balances two months and over delinquent, rose in 2013 to US$1.3bn as they continued to be affected by a lengthy foreclosure process which has resulted in higher balances remaining delinquent. The delinquency ratio fell over the same period.

Second lien mortgages in the US

The majority of second lien residential mortgages are taken up by customers who hold a first lien mortgage issued by a third party. Second lien residential mortgage loans have a risk profile characterised by higher LTV ratios, because in the majority of cases the loans were taken out to complete the refinancing of properties. Loss severity on default of second liens has typically approached 100% of the amount outstanding, as any equity in the property is consumed through the repayment of the first lien loan.

Impairment allowances for these loans are determined by applying a roll-rate migration analysis which captures the propensity of these loans to default based on past experience. Once we believe that a second lien residential mortgage loan is likely to progress to write-off, the loss severity assumed in establishing our impairment allowance is close to 100% in the CML portfolios, and more than 80% in HSBC Bank USA.

Trends in two months and over contractual delinquency in the US
(Unaudited)

	At 31 December
	2013	2012	2011
	US$m	US$m	US$m
In personal lending in the US
First lien residential mortgages .....................................................................	5,931	8,926	9,065
- Consumer and Mortgage Lending ..........................................................	4,595	7,629	7,922
- other mortgage lending .........................................................................	1,336	1,297	1,143

Second lien residential mortgages ..................................................................	406	477	674
- Consumer and Mortgage Lending ..........................................................	276	350	501
- other mortgage lending .........................................................................	130	127	173

Credit card ....................................................................................................	25	27	714
Private label .................................................................................................	-	-	316
Personal non-credit card ...............................................................................	25	335	513

Total ............................................................................................................	6,387	9,765	11,282

	%	%	%
As a percentage of the relevant loans and receivables balances
First lien residential mortgages .....................................................................	14.0	18.1	17.1
Second lien residential mortgages ..................................................................	8.1	8.0	8.5
Credit card ....................................................................................................	3.4	3.3	3.8
Private label .................................................................................................	-	-	2.5
Personal non-credit card ...............................................................................	4.9	7.4	8.3

Total ............................................................................................................	13.1	16.1	11.4

HSBC Finance: foreclosed properties in the US
(Unaudited)

	Year ended 31 December
	2013	2012

Number of foreclosed properties at end of period .........................................................................	4,254	2,973
Number of properties added to foreclosed inventory in the period ................................................	9,752	6,827
Average loss on sale of foreclosed properties8 ..............................................................................	1%	6%
Average total loss on foreclosed properties9 .................................................................................	51%	54%
Average time to sell foreclosed properties (days) .........................................................................	154	172

For footnotes, see page 263.

Credit quality of personal lending in the US
(Unaudited)

The increase in foreclosed residential properties was due to the suspension of foreclosure activities at the end of 2011 and during the first half of 2012. We have resumed processing suspended foreclosure actions in all states and have referred the majority of the backlog of loans for foreclosure. We also began initiating new foreclosure activities in all states. As a consequence, although the number of foreclosed properties sold increased and the time to sell these properties accelerated, the number of new properties added to the foreclosed inventory at HSBC Finance in 2013 increased to 9,752. This number will continue to be affected by refinements to our foreclosure processes. The number of real estate owned properties adding to inventory during 2014 will be affected by our receivable sale programme. We expect many of the properties currently in foreclosure to be sold prior to taking title.

Valuation of foreclosed properties in the US

We obtain real estate by foreclosing on the collateral pledged as security for residential mortgages. Prior to foreclosure, carrying amounts of the loans in excess of fair value less costs to sell are written down to the discounted cash flows expected to be recovered, including from the sale of the property.

Broker price opinions are obtained and updated every 180 days and real estate price trends are reviewed quarterly to reflect any improvement or additional deterioration. Our methodology is regularly validated by comparing the discounted cash flows expected to be recovered based on current market conditions (including estimated cash flows from the sale of the property) to the updated broker price opinion, adjusted for the estimated historical difference between interior and exterior appraisals. The fair values of foreclosed properties are initially determined on the basis of broker price opinions. Within 90 days of foreclosure, a more detailed property valuation is performed reflecting information obtained from a physical interior inspection of the property and additional allowances or write-downs are recorded as appropriate. Updates to the valuation are performed no less than once every 45 days until the property is sold, with declines or increases recognised through changes to allowances.

The significant backlog of foreclosures and additional delays in the processing of foreclosures could have an adverse effect on housing prices, which in turn may result in higher loss severities while foreclosures are delayed. The number of foreclosed properties at 31 December 2013 increased to 4,254 from 2,973 at the end of December 2012, reflecting the higher volume of properties added to the foreclosed inventory. The average total loss and the average loss on sale of foreclosed properties improved during 2013, reflecting improvements in home prices during the year.

For further information on renegotiated loans in North America, see page 174.

Non-US mortgage lending
(Unaudited)

The commentary that follows is on a constant currency basis.

Total non-US mortgage lending was US$258bn at 31 December 2013, an increase of US$5bn on 2012. Our most significant concentrations of mortgage lending were in the UK and Hong Kong.

The Group's largest concentration of mortgage exposure was in the UK. At 31 December 2013 it was US$132bn, up by 1% on the end of 2012. The credit performance of our UK mortgage portfolio was stable, reflecting actions taken in previous years which included restrictions on lending to purchase residential property for the purpose of rental. Impairment allowances on first lien mortgages as a proportion of total first lien mortgage loan balances remained low. Almost all lending was originated through our own sales force, and the self-certification of income was not permitted. The majority of our mortgage lending in the UK was to existing customers who held current or savings accounts with HSBC. The average LTV ratio for new business was 60% during 2013 (2012: 59%). Loan impairment charges and delinquency levels in our UK mortgage book declined, aided by the low interest rate environment.

Interest-only mortgage products in the UK totalled US$49bn or 37% of the UK mortgage portfolio, down marginally on 2012. All interest-only lending is assessed for affordability on a capital repayment basis and, since March 2013, is only available to Premier customers. Offset mortgage products in the UK totalled US$22bn or 17% of the UK mortgage portfolio. The offset mortgage product, originated only by First Direct, is assessed for affordability on a capital repayment basis. Offset mortgage customers may make regular or one-off capital repayments but are able to redraw additional funds up to an agreed limit.

The underwriting criteria for interest-only products are consistent with those for equivalent capital repayment mortgages, and such products are typically originated at more conservative LTV ratios. We monitor specific risk characteristics within the interest-only portfolio, such as LTV ratio, age at expiry, current income levels and credit bureau scores. There are currently no concentrations of higher risk characteristics that cause the interest-only portfolio to be considered as carrying unduly high credit risk, and delinquency and impairment charges remain low, demonstrating similar performance characteristics to our capital repayment products. We run contact programmes to ensure we build an informed relationship with customers so that they receive appropriate support in meeting the final repayment of principal and understand the alternative repayment options available.

Mortgage lending in Hong Kong was US$54bn, an increase of 3% on the end of 2012, although the rate of growth began to slow as transaction volumes in the property market declined in 2013. The quality of our mortgage book remained high with no new impairment allowances in 2013. The average LTV ratio on new mortgage lending was 44% compared with an estimated 32% for the overall portfolio.

Mortgage lending in Rest of North America fell by 5% to US$19bn. This included a reduction of US$857m in Canada due to tightened regulatory lending guidelines.

Mortgage lending in other regions rose by 7% to US$45bn at 31 December 2013. Balances grew in Rest of Asia-Pacific, resulting from our focus on secured lending and supported by marketing campaigns, mainly in mainland China and Australia. This was partly offset by a reduction in Latin America due to the disposal of our operations in Panama.

Other personal lending
(Unaudited)

Credit cards

Total credit card lending of US$30bn at 31 December 2013 was 2% higher than at the end of 2012, mainly in Hong Kong from marketing campaigns and in Turkey from business expansion. This was partly offset by the sale of the private label credit card portfolio in Canada in 2013.

Other personal non-credit card lending

Other personal non-credit card lending balances remained broadly in line with 2012 at US$80bn at 31 December 2013. There were reductions in North America in the US on second lien mortgages as noted above and in Canada, mainly due to client deleveraging, high credit standards and tightened regulatory lending guidelines. In Latin America, there was a decline due to the disposal of our operations in Panama, our focus on growing secured lending and our more restrictive lending criteria in Brazil. This was largely offset by increases in term lending in France, second lien mortgages in Singapore and personal loans in Mexico.

Wholesale lending
(Unaudited)

Wholesale lending covers the range of credit facilities granted to sovereign borrowers, banks, non-bank financial institutions, corporate entities and commercial borrowers. Our wholesale portfolios are well diversified across geographical and industry sectors, with certain exposures subject to specific portfolio controls.

During the year GB&M made a change to the way it manages reverse repo activities (see page 220), materially affecting loans and advances to banks and financial (non-bank) balances.

Total wholesale lending
(Unaudited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Corporate and commercial (A) .......	239,529	114,832	89,066	19,760	50,447	30,188	543,822
- manufacturing ..........................	55,920	11,582	19,176	3,180	11,853	12,214	113,925
- international trade and services	77,113	43,041	36,327	8,629	11,676	8,295	185,081
- commercial real estate .............	31,326	25,358	9,202	639	5,900	2,421	74,846
- other property-related .............	7,308	19,546	7,601	1,333	8,716	328	44,832
- government .............................	3,340	739	282	1,443	564	974	7,342
- other commercial10 ..................	64,522	14,566	16,478	4,536	11,738	5,956	117,796

Financial (non-bank financial institutions) (B) ..........................	75,550	7,610	8,522	2,532	42,591	1,376	138,181
Asset-backed securities reclassified ..	2,578	-	-	-	138	-	2,716
Loans and advances to banks (C) ....	73,904	35,150	50,637	6,443	30,164	15,281	211,579

Total wholesale lending (D) ............	391,561	157,592	148,225	28,735	123,340	46,845	896,298

Of which:
- reverse repos to customers .......	48,091	1,991	4,457	-	33,676	-	88,215
- reverse repos to banks ..............	49,631	2,473	10,500	24	23,744	5,103	91,475

Impairment allowances on wholesale lending
Corporate and commercial (a) ........	3,821	361	557	1,212	769	1,339	8,059
- manufacturing ..........................	618	85	161	182	89	384	1,519
- international trade and services	1,216	236	192	502	188	349	2,683
- commercial real estate .............	1,116	5	17	153	202	396	1,889
- other property-related .............	269	16	86	236	93	8	708
- government .............................	3	-	-	10	1	-	14
- other commercial .....................	599	19	101	129	196	202	1,246

Financial (non-bank financial institutions) (b) ...........................	344	10	7	60	50	11	482
Loans and advances to banks (c) .....	35	-	-	18	5	-	58

Total (d) .........................................	4,200	371	564	1,290	824	1,350	8,599

(a) as a percentage of A ...................	1.60%	0.31%	0.63%	6.13%	1.52%	4.44%	1.48%
(b) as a percentage of B ..................	0.46%	0.13%	0.08%	2.37%	0.12%	0.80%	0.35%
(c) as a percentage of C ..................	0.05%	-	-	0.28%	0.02%	-	0.03%
(d) as a percentage of D ..................	1.07%	0.24%	0.38%	4.49%	0.67%	2.88%	0.96%

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2012
Corporate and commercial (E) ........	223,061	99,199	85,305	22,452	47,886	35,590	513,493
- manufacturing ..........................	56,690	10,354	19,213	3,373	9,731	12,788	112,149
- international trade and services	70,954	33,832	32,317	9,115	13,419	9,752	169,389
- commercial real estate .............	33,279	23,384	9,286	865	6,572	3,374	76,760
- other property-related .............	7,402	16,399	6,641	2,103	7,607	380	40,532
- government .............................	2,393	2,838	1,136	1,662	774	1,982	10,785
- other commercial10 ..................	52,343	12,392	16,712	5,334	9,783	7,314	103,878

Financial (non-bank financial institutions) (F) ...........................	55,732	4,546	4,255	1,196	13,935	1,594	81,258
Asset-backed securities reclassified ..	3,694	-	-	-	197	-	3,891
Loans and advances to banks (G) ....	45,320	23,500	44,592	9,198	13,465	16,528	152,603

Total wholesale lending (H) ............	327,807	127,245	134,152	32,846	75,483	53,712	751,245

Of which:
- reverse repos to customers .......	27,299	760	307	-	6,281	4	34,651
- reverse repos to banks ..............	22,301	1,918	6,239	500	811	3,692	35,461

Impairment allowances on wholesale lending
Corporate and commercial (e) ........	3,537	383	526	1,312	732	856	7,346
- manufacturing ..........................	611	86	129	210	84	287	1,407
- international trade and services	992	233	185	360	189	329	2,288
- commercial real estate .............	1,011	5	62	156	214	103	1,551
- other property-related .............	164	20	81	241	102	13	621
- government .............................	15	-	-	42	2	-	59
- other commercial .....................	744	39	69	303	141	124	1,420

Financial (non-bank financial institutions) (f) ...........................	318	29	11	157	37	2	554
Loans and advances to banks (g) .....	40	-	-	17	-	-	57

Total (h) .........................................	3,895	412	537	1,486	769	858	7,957

(e) as a percentage of E ..................	1.59%	0.39%	0.62%	5.84%	1.53%	2.41%	1.43%
(f) as a percentage of F ...................	0.57%	0.64%	0.26%	13.13%	0.27%	0.13%	0.68%
(g) as a percentage of G ..................	0.09%	-	-	0.18%	-	-	0.04%
(h) as a percentage of H ..................	1.19%	0.32%	0.40%	4.52%	1.02%	1.60%	1.06%

For footnote, see page 263.

After excluding reverse repo balances, (d) as a percentage of D was 1.43% for Europe, 1.24% for North America and 1.2% in total at 31 December 2013. After excluding reverse repo balances, (h) as a percentage of H was 1.4% for Europe, 1.12% for North America and 1.17% in total at 31 December 2012.

On a reported basis, total wholesale lending increased by US$145bn to US$896bn at 31 December 2013. On a constant currency basis balances grew by US$149bn, of which reverse repo balances to customers increased by US$53bn and to banks by US$56bn, driven by the change in the way GB&M manages these activities (see page 220). Excluding reverse repos, total balances rose due to higher international trade and services lending, mainly in Hong Kong and, to a lesser extent, in Rest of Asia-Pacific, as we capitalised on trade and capital flows. Other commercial balances increased, notably in GB&M in the UK, on corporate overdraft balances which did not meet the netting criteria. In addition, loans and advances to banks rose as a result of increased trade re-finance and central bank lending in Hong Kong. This was partly offset by a decline in Latin America following the disposal of our operations in Panama.

For more detail on impairment allowances see page 187.
The commentary that follows is on a constant currency basis.

Financial (non-bank)

Financial (non-bank) lending increased from US$82bn at 31 December 2012 to US$138bn at 31 December 2013. This was mainly in Europe and North America due to increased reverse repo balances, as discussed above.

Loans and advances to banks

Loans and advances to banks increased from US$150bn at 31 December 2012 to US$212bn at 31 December 2013. This was driven by higher reverse repo balances due to the change in the way GB&M manages these activities, mainly affecting Europe and North America. In addition, there was a rise in placements with financial institutions in Hong Kong and Rest of Asia-Pacific.

Corporate and commercial

Corporate and commercial lending increased by US$33bn to US$544bn at 31 December 2013. This was driven by a rise in international trade and services lending balances, mainly in Hong Kong and, to a lesser extent, Rest of Asia-Pacific as we capitalised on trade and capital flows. Other commercial balances increased, notably in GB&M in the UK, on corporate overdraft balances which did not meet the netting criteria, and in North America from growth in lending to corporate customers, reflecting our focus on target segments in the US. This was partly offset in Latin America as a result of the disposal of our operations in Panama and tightened lending criteria across most of the region coupled with a reduction of government loans in Hong Kong following repayments in the year.

Total commercial real estate and other property-related lending was US$120bn at 31 December 2013, marginally higher compared with 2012. Loan balances grew in Hong Kong as a result of demand for financing in the property investment and development sectors. This was partly offset by lower demand for lending in the UK and the disposal of our operations in Panama.

Commercial real estate

Our exposure to commercial real estate lending continued to be concentrated in Hong Kong, the UK, Rest of Asia-Pacific and North America. The markets in Hong Kong and Rest of Asia-Pacific remained relatively strong throughout 2013 despite cooling measures and the prospect of an end to tapering in the US. In the UK, the commercial property market steadily improved as demand for commercial tenancies rose amid signs that the benefits of the economic recovery were beginning to filter to regional markets beyond London and the South East, which had remained relatively strong throughout the downturn. In North America, the US market showed the benefits of a return to economic growth with trends reflecting the recovery, particularly in larger metropolitan markets, where both commercial and residential demand improved. In Canada, broader concerns regarding overheating in the real estate markets did not affect the commercial property market.

Refinance risk in commercial real estate

It is not untypical for commercial real estate lending to require the repayment of a significant proportion of the principal at maturity. Typically, a customer will arrange repayment through the acquisition of a new loan to settle the existing debt. Refinance risk is the risk that a customer, being unable to repay their debt on maturity, is unable to refinance the debt at commercial rates. Refinance risk is described in more detail on page 272. This risk is subject to close scrutiny in key commercial real estate markets because it can arise, in particular, when a loan is serviced exclusively by the property to which it relates, i.e. when the bank does not, or is not able to, place principal reliance on other cash flows available to the borrower. We monitor our commercial real estate portfolio closely, assessing those drivers that may indicate potential issues with refinancing. The principal driver is the vintage of the loan, when origination reflected previous market norms which no longer apply in the current market. Examples might be higher LTV ratios and/or lower interest cover ratios. The range of refinancing sources in the local market is also an important consideration, with risk increasing when lenders are restricted to banks and when bank liquidity is limited. In addition, underlying fundamentals such as the reliability of tenants, the ability to let and the condition of the property are important, as they influence property values.

For the Group's commercial real estate portfolios as a whole, the behaviour of markets and the quality of assets did not cause undue concern in 2013. While the commercial real estate market in the UK has taken some time to recover, the drivers described above are not currently causing sufficient concern regarding our sensitivity to the risk of refinancing to warrant enhanced management attention. Stronger liquidity in 2013, as a wider range of international financiers returned to the market, significantly eased pressure on the options for refinance.

At 31 December 2013, we had US$22bn of commercial real estate loans in the UK of which US$7bn were due to be refinanced within the next 12 months. Of these balances, cases subject to close monitoring in our Loan Management unit amounted to US$2bn. US$2bn were disclosed as impaired with impairment allowances of US$650m. Where these loans are not considered impaired it is because there is sufficient evidence to indicate that the associated contractual cash flows will be recovered or that the loans will not need to be refinanced on terms we would consider below market norms.

Credit quality of financial instruments
(Audited)

A summary of our current policies and practices regarding the credit quality of financial instruments is provided in the Appendix to Risk on page 267.

The five classifications describing the credit quality of our lending, debt securities portfolios and derivatives are defined on page 267 (unaudited). Additional credit quality information in respect of our consolidated holdings of ABSs is provided on page 275.

For the purpose of the following disclosure, retail loans which are past due up to 89 days and are not otherwise classified as impaired in accordance with our disclosure convention (see page 267 (unaudited)), are not disclosed within the expected loss ('EL') grade to which they relate, but are separately classified as past due but not impaired.

2013 compared with 2012
(Unaudited)

We assess credit quality on all financial instruments which are subject to credit risk, as shown in the table on page 170.

On a reported basis, the balance of financial instruments bearing credit risk at 31 December 2013 was US$2,478bn, of which US$1,650bn or 67% was classified as 'strong' (31 December 2012: 67%). The proportion of financial instruments classified as 'good' and 'satisfactory' remained broadly stable at 17% and 13%, respectively. The proportion of

'sub-standard' financial instruments remained low at 2% at 31 December 2013.

Loans and advances held at amortised cost increased to US$1,292bn from US$1,150bn at 31 December 2012. At 31 December 2013, 77%

of these balances were classified as either 'strong' or 'good', broadly in line with the end of 2012.

The majority of the Group's exposure to financial investments was in the form of available-for-sale debt securities issued by governments and government agencies classified as 'strong'. This proportion was broadly unchanged in 2013 at 87%.

Trading assets on which credit quality has been assessed decreased by 35% from 31 December 2012 to US$239bn due to lower reverse repo balances following a change to the way GB&M manages these activities. The proportion of balances classified as 'strong' rose marginally from 65% at 31 December 2012 to 68% at 31 December 2013. This was due to the reduction in reverse repo balances as noted above, with most of these balances previously being spread across the 'strong', 'good' and 'satisfactory' classifications. In addition, there was a reduction in our holdings of government bonds in Hong Kong and Rest of Asia-Pacific.

The proportion of derivative assets classified as 'strong' fell marginally from 79% at the end of 2012 to 78% at 31 December 2013 as a result of a decrease in the fair value of interest rate derivatives classified as 'strong' in Europe. The proportion of 'satisfactory' balances fell to 5% from 7% for the same reason.

Cash and balances at central banks rose by 18% to US$167bn, mainly in Europe due to the placement of surplus funds from deposit growth exceeding lending growth and, to a lesser extent in North America. Substantially all of the Group's cash and balances at central banks were classified as 'strong', with the most significant concentrations in Europe and North America.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014